HYDROGENICS
Advanced Hydrogen Solutions

First Quarter 2011 Results







Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession or slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; our inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update

- Increase in revenues of 10% compared to the first quarter of 2010 attributed to stronger Power Systems deliveries

- Gross profit stable at 19% notwithstanding one low margin OnSite Generation order booked in 2009, reflecting pricing pressure

- EBITDA loss, was $1.8 million, an improvement of $1.7 million, or 47% prior to reflecting fair value adjustments related to long term compensation costs indexed to our share price and non-cash stock based compensation costs.

- Secured $6.1 million of orders including hydrogen fueling stations in Oslo, Norway and Istanbul, Turkey, contracts for nine electrolyzers for industrial gas applications as well as orders for fuel cell applications

- Continued progress in advancing our product development and commercialization efforts with CommScope, Inc. as evidenced by completion of the third tranche of our subscription agreement and the securing $2.0 million of equity

- Effective January 1, 2011, Canadian publicly listed entities are required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"). Due to the requirements to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is Hydrogenics' first reporting period under IFRS. Please refer to Hydrogenics' Management, Discussion and Analysis for a summary of the full impact as a result of the conversion from Canadian generally accepted accounting principles to IFRS.





Growth Story

- Commercial scale fuel cell orders through our OEM channel Commscope
  - Technology platform complete
  - Bid funnel in good shape
  - Larger projects
- Launch of utility scale energy storage
  - Major utilities in NA & EU
  - Value of Hydrogen storage capacity is established
  - Specific project proposals in play
- Growth in industrial and hydrogen fueling markets
  - Fueling funnel has grown very significantly in 12 months
  - Recovery of capital goods expenditures globally







Revenues

Three months ended March 31



Revenues
$M
8
7
6
5
4
3
2
1
0
6.7
10%
7.4
2010
2011
Power Systems
OnSite Generation



Revenues By Business Unit
$M
5
4
3
2
1
0
5.9
5.5
0.8
1.9
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $7.4 million, an increase of 10%, primarily attributed to increased revenues in our Power Systems business, partially offset by decreased revenues in our OnSite Generation business unit resulting from order timing and product mix.

HYDROGENICS
Advanced Hydrogen Solutions

Gross Profit

Three months ended March 31



Gross Profit
%
20
10
0
17.5
18.6
1.1 Percentage Points
2010
2011
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
40
30
20
10
0
15.5
12.3
31.2
37.4
2010
2011
OnSite Generation
Power Sytems

Notes

Gross profit was 18.6%, an increase of 1.1 percentage points reflecting variations in product mix in our Power Systems business unit partially offset by pricing pressure on one large order booked in 2009.

Cash Operating Costs

Three months ended March 31


$m
5
4
3
2
1
0
8%
3.5
3.8
0.9
1.1
2.6
2.7
R&D
SG&A
2010
2011

Notes

- Cash operating costs increased 8% to $3.8 million, reflecting: (i) a $1.0 million increase in costs and fair value adjustments resulting from our DSU and RSU plans which are indexed to our share price; and (ii) a $0.2 million decrease in research and product development funding, partially offset by a $0.7 million decrease in selling, general and administrative ("SG&A") and research and product development ("R&D") expenses reflecting business streamlining and cost reduction initiatives.
- Cash operating costs are defined as the sum of SG&A and R&D, less stock-based compensation expense. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 11 for a reconciliation of this measure to loss from operations.

Q1 Results (in $ millions)

	Three months ended March 31		Change	
	2011	2010	$	%
Revenues	$ 7.4	$ 6.7	0.7	10.4
Gross Profit	1.4	1.2	0.2	16.6
Percentage of Revenues	*18.6*	*17.5*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	3.2	2.7	0.5	18.5
Research and product development	1.1	0.9	0.2	22.2
Litigation settlements	-	1.0	(1.0)	(100.0)
EBITDA	(2.9)	(3.4)	0.5	14.7

Notes

- EBITDA is defined as net loss excluding financial income, net, depreciation of property, plant and equipment, amortization of intangible assets. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- EBITDA loss, prior to reflecting $0.7 million of fair value adjustments related to long term compensation costs indexed to our share price (negative $0.3 million in Q1 2010) and $0.3 million of non-cash stock-based compensation costs in respect of executive stock options which were surrendered in January 2011, was $1.8 million, an improvement of $1.7 million, or 47%.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 12 for a reconciliation of this measure to net loss.

Order Backlog

As at March 31, 2011

($m)

	Dec. 31/10 Backlog	Orders Received	Orders Delivered	Mar. 31/11 Backlog
OnSite Generation	$ 13.6	$ 5.4	$ 5.5	$ 13.5
Power Systems	3.5	0.7	1.9	2.3
Total	$ 17.1	$ 6.1	$ 7.4	$ 15.8

Notes

In addition to the $7.4 million in revenues for the three months ended March 31, 2011, we currently anticipate delivering and recognizing as revenues substantially all of our current backlog in the remainder of 2011.

Consolidated Balance Sheet Highlights

($m)

	Mar. 31, 2011	Dec. 31, 2010	Change $	Change %
Cash and cash equivalents, and restricted cash	$ 10.9	$ 9.0	1.9	21.1
Trade, other and grants receivable	7.1	6.2	0.9	14.5
Inventories	6.7	8.4	(1.7)	(20.2)
Trade and other payables	8.4	6.6	1.8	27.2
Warrants	2.5	1.3	1.2	92.3

Reconciliation of Non-IFRS Measures
Cash Operating Costs

($m)

	Three months ended March 31, 2011	Three months ended March 31, 2010
Cash operating costs	$ 3.8	$ 3.5
Less: Gross profit	(1.4)	(1.2)
Add: Litigation settlements	-	1.0
Add: Stock-based compensation	0.5	0.1
Add: Amortization and depreciation	0.3	0.3
Loss from operations	$ 3.2	$ 3.7

Reconciliation of Non-IFRS Measures EBITDA

($M)		Three months ended March 31, 2011		Three months ended March 31, 2010
EBITDA loss	$	2.9	$	3.4
Add: Amortization and depreciation		0.2		0.3
Add: Finance (income)/loss, net		1.6		(1.6)
Net loss	**$**	**4.7**	**$**	**2.1**

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